                                                                    EXHIBIT 99.4

                            [CORE INDUSTRIES INC LOGO]

                                  July 2, 1997

To Our Stockholders:

     I am pleased to inform you that on June 25, 1997, Core Industries Inc ("Core") entered into an Agreement and Plan of Merger ("Merger Agreement") with United Dominion Industries Limited ("UDI") and UD Nevada Corp. ("Acquisition"), a wholly owned subsidiary of UDI, pursuant to which Acquisition has commenced today a tender offer for all outstanding shares of Core Common Stock for $25.00 per share in cash. Following the completion of the tender offer, upon the terms and subject to conditions of the Merger Agreement, Acquisition will be merged into Core (the "Merger"), and each share of Core Common Stock, other than shares of Common Stock owned by Core, UDI, Acquisition or any direct or indirect wholly owned subsidiary of Core or of UDI immediately prior to the effective time of the Merger, will be cancelled and converted into the right to receive $25.00 in cash, the same price per share paid pursuant to the tender offer.

     Your Board of Directors has unanimously approved the tender offer and the Merger, has determined that the tender offer and the Merger are fair to, and in the best interests of, the stockholders of Core, and recommends that stockholders accept the tender offer and tender all their shares pursuant to the offer.

     In arriving at its decision, your Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Goldman, Sachs & Co., Core's financial advisor, to the effect that, as of the date of such opinion, the tender offer and the Merger were fair to the stockholders of Core. The enclosed
Schedule 14D-9 describes the Board's decision and contains other important information relating to that decision. We urge you to read it carefully.

     Accompanying this letter, in addition to the Schedule 14D-9, is the Offer to Purchase, together with related materials including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the tender offer and provide instructions as to how you can tender your shares. We urge you to read the enclosed materials carefully and consider all the factors set forth therein before making your decision with respect to the tender offer.

                                          Sincerely,

                                          /s/ DAVID R. ZIMMER

                                          David R. Zimmer
                                          President and Chief Executive Officer